Filed Pursuant to Rule 433
Registration No. 333-126811
December 20, 2006

Contact: Peter Truell (212) 412 7576
peter.truell@barclayscapital.com

Kristin Friel (212) 412 7521
kristin.friel@barclayscapital.com

Christine Hudacko (415) 597 2687 christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays iPathSM ETNs attract more than $1 billion in market capitalization in just over six months

New York, NY (December 20, 2006) – Barclays PLC announced that investments in iPathSM Exchange Traded Notes (iPath ETNs) surpassed $1 billion. The first two iPath ETNs were launched in early June, and the third in August.

“This is a great occasion for Barclays products in the United States. These products represent the firm’s innovation, client focus and growing presence in the Americas,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions, Americas at Barclays Capital.

“iPath ETNs demonstrate the unique ways that Barclays businesses work together to forge paths to new markets to meet investor needs,” said Lee Kranefuss, CEO, Global Index and Markets Group for Barclays Global Investors. “Barclays plans to launch several similar products in 2007,” he added.

iPath ETNs have a 30-year maturity and are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC linked to the performance of a market index. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees1, with easy transferability.

Several Barclays divisions worked together to create this success. Barclays Bank PLC is the issuer, Barclays Capital Inc., is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath ETNs to intermediaries.

The first two iPath ETNs are linked to commodity indexes, the Dow Jones-AIG Commodity Index Total ReturnSM and the GSCI® Total Return Index. The third iPath ETN is linked to the Goldman Sachs Crude Oil Total Return Index calculated from the West Texas Intermediate, crude oil futures contract traded on the New York Mercantile Exchange.

The pricing supplements can be found on the SEC website at:

•	(iPath ETNs linked to the Dow Jones-AIG Commodity Index Total ReturnSM)

http://www.sec.gov/Archives/edgar/data/312070/000093041306008123/c44434_424b2.htm

•	(iPath ETNs linked to the GSCI® Total Return Index)

http://www.sec.gov/Archives/edgar/data/312070/000093041306007600/c45033_424b2.htm

•	(iPath ETNs linked to the Goldman Sachs Crude Oil Total Return Index)

http://www.sec.gov/Archives/edgar/data/312070/000093041306007602/c45034_424b2.htm

[1]	The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses.

UK Banking delivers banking products and services to over 14 million retail customers and 641,000 businesses in the UK.

Barclays global retail and commercial banking operation, has over 2 million international clients, in geographies which currently include France, Spain, Portugal, Italy, India, Africa and the Middle East. Absa has an additional 8 million retail customers in South Africa.

Barclaycard is one of the leading credit card businesses in Europe, and has 11.2 million UK customers and 5.3 million international cards in issue.

Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Global Investors is one of the world’s largest asset managers and a leading provider of investment management products and services. The total assets under management at June 30, 2006 were $1.6 trillion. BGI is the leader in assets and products in exchange traded funds (ETFs) with more than 180 ETFs globally.

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services. At June 30, 2006, total client assets were £85 billion.

The following link provides further information about the iPath ETNs:

http://www.ipathetn.com/

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices. Suspension or disruptions of market trading in commodities and related futures may adversely affect the value of your securities. Changes in the Treasury Bill rate of interest may affect the value of the index and your Securities.

Trading in futures contracts on physical commodities, including trading in the index components is speculative and can be extremely volatile. Market prices of the index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways, and different factors may cause the prices of the index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones – AIG Commodity IndexSM” are registered trademarks or service marks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones – AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, and Goldman Sachs Commodity Index are trademarks or service marks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman other than in its capacity as a dealer of securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are service marks of Barclays Bank PLC. All other trademarks, service marks or registered trademarks are the property of their respective owners.

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